SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For March 12, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F    ☑      Form 40-F  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐      No    ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1) The Press Release issued on March 12, 2009.

PRESS RELEASE	Amsterdam, 12 March 2009
ING issues USD 2 billion guaranteed bond
ING Bank announced today that it has placed a 5 year USD denominated government guaranteed senior unsecured bond issue. The issue of USD 2 billion was done under the Credit Guarantee Scheme of the State of the Netherlands and is part of ING Bank’s regular medium-term funding operations.
The issue follows the announcement of 26 January 2009 that under the terms of the agreement with the Dutch State on an Illiquid Assets Back-up Facility, ING will pro-actively issue EUR 10 billion in government guaranteed bonds. Since then, ING announced on 30 January and 20 February the issuance of government guaranteed bonds for a total amount equal to EUR 8.7 billion. The current issue was priced at a fixed coupon of 3.90%, 145 basis points over USD mid-swaps.
ING placed the issue among a variety of financial institutions, among which central banks, agencies and fund managers in Europe, US, the Middle-east and Asia. The bonds carry an AAA rating by Standard & Poor’s, Fitch and Moody’s. Joint Lead Managers for the issue were Bank of America / Merrill Lynch, ING Bank, JPMorgan Chase & Co and Morgan Stanley.
Press enquiries
Carolien van der Giessen
ING Group
+31 20 541 6522
Carolien.van.der.Giessen@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients over 40 countries. With a diverse workforce of about 125,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important legal information
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard to purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.
Nothing in this release shall constitute an offer to sell, or the solicitation of an offer to buy or subscribe for, any securities of ING Groep in any jurisdiction. The securities referred to herein have not been registered under the securities laws of any jurisdiction and will not be offered or sold absent such registration or an applicable exemption therefrom.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/W.A. Brouwer
W.A. Brouwer
Assistant General Counsel
Dated: March 12, 2009